February 27, 2007

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010

Attention:   Mr. John Reynolds
                     Assistant Director
                     Ms. Cathey Baker

Re: Symmetry Holdings Inc. Amendment No. 8 to the Registration Statement on Form S-1 File No. 33-135353 Filed February 20, 2007

   Ladies and Gentlemen:

        On behalf of Symmetry Holdings Inc. (“Symmetry” or the “Company”), set forth below is the Company’s response to your letter of comment dated February 22, 2007, superseding your letter of comment dated February 21, 2007, to Mr. Corrado De Gasperis, Chief Executive Officer of the Company. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment. For your convenience, we have repeated each comment below followed by the Company’s response thereto.

General

            1.   We note your response to comment 1 of our letter dated February 21, 2007. Please revise to provide appropriate disclosure regarding the reasons for this change in the conversion rights up to 29.99999% so that investors can understand the company’s position when making an investment. Also revise your additional risk factors to indicate the maximum number of shares that can be converted and the maximum amount of funds that may be paid upon conversion. Additionally, clarify in the risk factor that the conversion percentage of up to 29.99999% is different from the terms of a traditional SPAC.

Securities and Exchange Commission
February 27, 2007

        We have been advised by the Company that it decided to change the maximum conversion percentage after meeting with over 70 potential investors and after a review of the current market trends in special purpose acquisition companies’ conversion rights. We have been advised by the Company that it believes that its maximum conversion percentage will provide greater alternatives to its investors in the management of their investment in Symmetry. Specifically, the larger maximum conversion percentage will allow a greater percentage of public stockholders to exercise their conversion rights while increasing the probability that the initial business combination will be approved, thereby benefiting those public stockholders who wish to remain long-term investors in the Company as an operating company subsequent to its initial business combination. Accordingly, the Company has revised its disclosure on pages 12 and 74 to address this issue. The Company has further complied with this comment by revising the disclosure on pages 20 and 21.

Directed unit program, page 9

            2.   Please revise the “Directed unit program” disclosure on page 9 to indicate that partners and employees of Kelley Drye & Warren may purchase in the directed unit program.

        The Company has complied with this comment by revising the disclosure on page 9 to indicate that Mr. Barker and other partners and employees of Kelley Drye & Warren LLP may purchase units in the directed unit program.

Legal Matters, page 112

            3.   We note your added disclosure indicating that partners and employees of Kelley Drye & Warren LLP may purchase units in the directed unit program. Please revise to indicate the maximum number of units that the partners and employees of Kelley Drye & Warren may purchase in the directed unit program. Please state that the units will be sold on the same terms as the units offered to the public stockholders.

        The Company has added disclosure indicating that Mr. Barker and other partners and employees of Kelley Drye & Warren LLP may purchase up to 35,000 units in the directed unit program and that such units will be sold on the same terms as the units offered to the public stockholders. Accordingly, the Company has complied with this comment by revising the disclosure on pages 9, 90-91, 110 and 114.

Securities and Exchange Commission
February 27, 2007

        Please contact the undersigned at (203) 351-8107 with any questions you may have regarding the foregoing.

Very truly yours,

/s/ Randi-Jean G. Hedin
Randi-Jean G. Hedin

Enclosures

cc:    Mr. Corrado De Gasperis
         Mr. Michael Karney, Branch Chief
         Mr. Paul Belvin, Associate Director